UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Active Power, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00504W308

(CUSIP Number)

Kinderhook, LP
2 Executive Drive, Suite 585
Fort Lee, New Jersey 07024

Attention: Tushar Shah

(201) 461-0955

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00504W308
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kinderhook, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,526,597*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,526,597*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,526,597*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) PN

*	Consists of 3,526,597 shares of common stock, par value $0.001 per share (the "Common Stock"), of Active Power, Inc., a Delaware corporation (the "Issuer"), held of record by Kinderhook, LP, a Delaware limited partnership ("Kinderhook"). Based on 19,110,613 shares of Common Stock outstanding as of November 12, 2012 (as reported by the Issuer in its Schedule 14A filed on November 19, 2012 and adjusted by the five-for-one reverse stock split that was effected on December 21, 2012), the 3,526,597 shares of outstanding Common Stock held by Kinderhook represent approximately 18.5% of the total outstanding Common Stock. Excludes option to purchase 6,000 shares of Common Stock and 6,000 restricted stock units (adjusted by the five-for-one reverse stock split that was effected on December 21, 2012), which vest in three equal annual installments commencing June 5, 2013.

CUSIP No. 00504W308
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kinderhook GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,526,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,526,597
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,526,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) OO

*	Consists of 3,526,597 shares of Common Stock of the Issuer held of record by Kinderhook. Based on the 19,110,613 shares of Common Stock outstanding as of November 12, 2012 (as reported by the Issuer in its Schedule 14A filed on November 19, 2012 and adjusted by the five-for-one reverse stock split that was effected on December 21, 2012), the 3,526,597 shares of outstanding Common Stock held by Kinderhook represent approximately 18.5% of the total outstanding Common Stock. Excludes option to purchase 6,000 shares of Common Stock and 6,000 restricted stock units (adjusted by the five-for-one reverse stock split that was effected on December 21, 2012), which vest in three equal annual installments commencing June 5, 2013.

CUSIP No. 00504W308
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kinderhook Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,526,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,526,597
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,526,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) IA

*	Consists of 3,526,597 shares of Common Stock of the Issuer held of record by Kinderhook. Based on the 19,110,613 shares of Common Stock outstanding as of November 12, 2012 (as reported by the Issuer in its Schedule 14A filed on November 19, 2012 and adjusted by the five-for-one reverse stock split that was effected on December 21, 2012), the 3,526,597 shares of outstanding Common Stock held by Kinderhook represent approximately 18.5% of the total outstanding Common Stock. Excludes option to purchase 6,000 shares of Common Stock and 6,000 restricted stock units (adjusted by the five-for-one reverse stock split that was effected on December 21, 2012), which vest in three equal annual installments commencing June 5, 2013.

CUSIP No. 00504W308
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Stephen J. Clearman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,526,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,526,597
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,526,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Consists of 3,526,597 shares of Common Stock of the Issuer held of record by Kinderhook. Based on the 19,110,613 shares of Common Stock outstanding as of November 12, 2012 (as reported by the Issuer in its Schedule 14A filed on November 19, 2012 and adjusted by the five-for-one reverse stock split that was effected on December 21, 2012), the 3,526,597 shares of outstanding Common Stock held by Kinderhook represent approximately 18.5% of the total outstanding Common Stock. Excludes option to purchase 6,000 shares of Common Stock and 6,000 restricted stock units (adjusted by the five-for-one reverse stock split that was effected on December 21, 2012), which vest in three equal annual installments commencing June 5, 2013.

CUSIP No. 00504W308
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tushar Shah
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,526,597
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,526,597
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,526,597
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐*
13.	Percent of Class Represented by Amount in Row (11) 18.5%*
14.	Type of Reporting Person (See Instructions) IN, HC

*	Consists of 3,526,597 shares of Common Stock of the Issuer held of record by Kinderhook. Based on the 19,110,613 shares of Common Stock outstanding as of November 12, 2012 (as reported by the Issuer in its Schedule 14A filed on November 19, 2012 and adjusted by the five-for-one reverse stock split that was effected on December 21, 2012), the 3,526,597 shares of outstanding Common Stock held by Kinderhook represent approximately 18.5% of the total outstanding Common Stock. Excludes option to purchase 6,000 shares of Common Stock and 6,000 restricted stock units (adjusted by the five-for-one reverse stock split that was effected on December 21, 2012), which vest in three equal annual installments commencing June 5, 2013.

This Amendment No. 3 to Schedule 13D amends and supplements the Statements on Schedule 13D filed on June 12, 2012, March 16, 2012, and January 3, 2013 (together with this Amendment No. 3, the “Schedule 13D”), filed with respect to the Common Stock of Active Power, Inc., a Delaware corporation (the “Issuer”).

Item 7.	Material to Be Filed as Exhibits

	Exhibit 1	Joint Acquisition Statement dated as of March 15, 2012 (incorporated by reference to Exhibit 1 of Schedule 13D filed on March 16, 2012).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KINDERHOOK, LP By: KINDERHOOK GP, LLC

By:	/s/ Tushar Shah
Name:	Tushar Shah
Title:	Managing Member
Date:	February 26, 2013

KINDERHOOK GP, LLC

By:	/s/ Tushar Shah
Name:	Tushar Shah
Title:	Managing Member
Date:	February 26, 2013

KINDERHOOK PARTNERS, LLC

By:	/s/ Tushar Shah
Name:	Tushar Shah
Title:	Managing Member
Date:	February 26, 2013

/s/ Stephen J. Clearman
Name:	Stephen J. Clearman
Date:	February 26, 2013

/s/ Tushar Shah
Name:	Tushar Shah
Date:	February 26, 2013